November 20, 2008
VIA EDGAR AND COURIER
Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Verisk Analytics, Inc. Amendment #1 to the Registration Statement on Form S-1 Filed on October 8, 2008 File No. 333-152973
Ladies and Gentlemen:
     Verisk Analytics, Inc., a Delaware corporation (together with Insurance Services Office, Inc., the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”) and the prospectus included therein (the “Prospectus”).
     On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated October 21, 2008. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from Amendment #1 to the Registration Statement on Form S-1 filed October 8, 2008. References to page numbers in our response are to page numbers in the Amendment. Capitalized terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment.
Risk Factors
“The holders of our Class B common stock have the right to elect up to three of our directors....”, page 17
1. We note your response to our prior comment 10 and reissue it in part. Specify the risks to the holders of your Class A common stock.
Response: The Company has revised its disclosure on page 18 of the Prospectus.
Liquidity and Capital Resources
Financing and Financing Capacity, page 42
2. We note your response to our prior comment 18 and reissue it in part. It appears that the amounts authorized to be issued under the long-term loan facilities exceed 10% of your assets. Refer to Item 601(b)(4)(ii) and (iii) of Regulation S-K. Please advise, or file as exhibits your long-term loan facilities.
Response: The Company has filed as Exhibits 4.2 to 4.7 the long-term loan facilities in which the amounts authorized to be issued exceed 10% of the Company’s assets. The Company hereby agrees to furnish copies of all the long-term facilities not filed to the Commission upon request.

Critical Accounting Policies and Estimate
Stock—Based Compensation, page 44
3. When you have determined your estimated IPO price, please revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value of your common stock determined as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
Response: At this time, given the volatility of the public trading market and the uncertainty of the timing of the Company’s initial public offering of shares of common stock, the Company and the underwriters have not yet agreed to a price range for the offering. The Company will provide additional disclosure on this topic supplementally to the Staff as such information becomes available.
Executive Compensation
Compensation Discussion and Analysis
Base Salary, page 77
4. We note your response to our prior comment 27. It is unclear from your response whether you engage in benchmarking. Please advise. Please also expand your disclosure to specify how Frederic W. Cook assisted you. Finally, for each NEO, provide an analysis of how you arrived at and why you paid the specific level of salary. For further guidance, please refer to the speech by John White, Director of the Division of Corporation Finance, Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009, which can be found on our website at http://www.sec.gov/news/speech/2008/spch102108jww.htm.
Response: The Company has not engaged in benchmarking in establishing its base salary levels. The Company has revised its disclosure on page 77 of the Prospectus to clarify the information obtained from Frederic W. Cook & Co. and to describe how base salaries were determined for its named executive officers.
Annual Cash Incentive Awards, page 77
5. We note your response to our prior comment 28 and reissue it in part. State whether you have ever exercised discretion in regard to increasing or decreasing the STI pool or paying awards above or below the STI target.
Response: The Company has revised its disclosure on page 79 of the Prospectus under “Analysis of 2007 Variable Compensation” to clarify the exercise of discretion by the Compensation Committee in connection with both STI and LTI awards.
Analysis of 2007 Variable Compensation, page 73
6. We note your response to our prior comment 29. It appears that the targets you set are material to an understanding of your executive compensation program and should be disclosed unless you can demonstrate to us that disclosure of the particular targets could cause competitive harm. Please advise.
Response: The Company draws the Staff’s attention to the first paragraph under the heading “Annual Cash Incentive Awards” set forth on page 78 of the Prospectus. The performance targets set therein are used for both STI and LTI awards. The Company has revised its disclosure on page 78 of the Prospectus to clarify that the performance targets also apply to LTI awards.

2007 Potential Payments upon Termination or Change in Control, page 84
7. We note your response to our prior comment 34 and reissue it. Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the proposed employment and severance agreements. Once completed, file each severance agreement as an exhibit.
Response: The Company has revised its disclosure on pages 84 and 85 of the Prospectus. The Company will file each severance agreement as an exhibit once completed.
Certain Relationships and Related Transactions
Customer Relationships, page 89
8. We note your response to our prior comment 36. It does not appear that in regard to exhibit 10.4 you provided a schedule identifying the other documents omitted and setting forth the material details in which the omitted documents differ from the filed one. Refer to Instruction 2 to Item 601 of Regulation S-K. Please advise.
Response: The Company has filed as Exhibit 10.5 a schedule identifying the agreements omitted in accordance with Instruction 2 to Item 601 of Regulation S-K. The Company submits to the Staff that there are no material details in which such agreements differ from the forms of agreement filed.
ESOP, page 92
9. We note your response to our prior comment 39. State whether the trustee is a member of management.
Response: The Company has revised its disclosure on page 91 of the Prospectus.
Insurance Services Office Inc. Condensed Consolidated Financial Statements as of June 30, 2008 and for the Six Months Ended June 30 2007 and 2008 (unaudited)
Note 8. Goodwill and Intangible Assets, page F-12
10. We note that you recorded $11.3 million to goodwill for contingent payments that are probable based on estimated 2008 operating results. Please tell us how you considered paragraphs 26 and 27 of SFAS 141 with respect to the timing of the recognition of this goodwill.
Response: In considering paragraphs 26 and 27 of SFAS No. 141, the Company believes that the contingent payments as of September 30, 2008 are currently issuable and determinable beyond a reasonable doubt based on actual achievement of certain financial results. The Company has subsequently revised its disclosure on page F-12 of the Prospectus in Note 8, Goodwill and Intangible Assets.
     Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.
Sincerely,
/s/ Richard J. Sandler
Richard J. Sandler

cc:	Barbara C. Jacobs (Securities and Exchange Commission, Division of Corporation Finance)
Mark Shannon (Securities and Exchange Commission, Division of Corporation Finance)
Mark Kronforst (Securities and Exchange Commission, Division of Corporation Finance)
cc w/o encl.:	Kenneth E. Thompson (Verisk Analytics, Inc.) Eric J. Friedman (Skadden, Arps, Slate, Meagher & Flom LLP) Richard B. Aftanas (Skadden, Arps, Slate, Meagher & Flom LLP)